UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)(1)

GENAISSANCE PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE PER SHARE

(Title of Class of Securities)

36867W105

(CUSIP Number)

Julie Dixon

Ritchie Capital Management, L.L.C.

2100 Enterprise Avenue

Geneva, Illinois 60134

(630) 761-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36867W105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RAM Trading, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands exempted company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 3,723,474 shares of Common Stock(2)

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 3,723,474 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,723,474 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% as of the date of this filing based on 35,348,497 shares of Common Stock of the Issuer issued and outstanding as of May 2, 2005(2)

14.	Type of Reporting Person (See Instructions) CO

(2) See Item 5(a) below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 3,723,474 shares of Common Stock(2)

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 3,723,474 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,723,474 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% as of the date of this filing based on 35,348,497 shares of Common Stock of the Issuer issued and outstanding as of May 2, 2005(2)

14.	Type of Reporting Person (See Instructions) OO; HC

(2) See Item 5(a) below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RAM Capital, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 3,723,474 shares of Common Stock(2)

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 3,723,474 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,723,474 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% as of the date of this filing based on 35,348,497 shares of Common Stock of the Issuer issued and outstanding as of May 2, 2005(2)

14.	Type of Reporting Person (See Instructions) OO; HC

(2) See Item 5(a) below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RAM Capital Investments, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands exempted company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 3,723,474 shares of Common Stock(2)

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 3,723,474 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,723,474 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% as of the date of this filing based on 35,348,497 shares of Common Stock of the Issuer issued and outstanding as of May 2, 2005(2)

14.	Type of Reporting Person (See Instructions) CO; HC

(2) See Item 5(a) below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) THR, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 3,723,474 shares of Common Stock(2)

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 3,723,474 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,723,474 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% as of the date of this filing based on 35,348,497 shares of Common Stock of the Issuer issued and outstanding as of May 2, 2005(2)

14.	Type of Reporting Person (See Instructions) CO; HC

(2) See Item 5(a) below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) A.R. Thane Ritchie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 3,723,474 shares of Common Stock(2)

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 3,723,474 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,723,474 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% as of the date of this filing based on 35,348,497 shares of Common Stock of the Issuer issued and outstanding as of May 2, 2005(2)

14.	Type of Reporting Person (See Instructions) IN; HC

(2) See Item 5(a) below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Capital Management, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands exempted company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 3,723,474 shares of Common Stock(2)

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 3,723,474 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,723,474 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% as of the date of this filing based on 35,348,497 shares of Common Stock of the Issuer issued and outstanding as of May 2, 2005(2)

14.	Type of Reporting Person (See Instructions) CO; HC

(2) See Item 5(a) below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Long/Short Trading, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands exempted company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 3,723,474 shares of Common Stock(2)

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 3,723,474 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,723,474 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% as of the date of this filing based on 35,348,497 shares of Common Stock of the Issuer issued and outstanding as of May 2, 2005(2)

14.	Type of Reporting Person (See Instructions) CO

(2) See Item 5(a) below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Long/Short (Cayman), Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands exempted company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 3,723,474 shares of Common Stock(2)

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 3,723,474 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,723,474 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% as of the date of this filing based on 35,348,497 shares of Common Stock of the Issuer issued and outstanding as of May 2, 2005(2)

14.	Type of Reporting Person (See Instructions) CO; HC

(2) See Item 5(a) below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Multi-Strategy Trading, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands exempted company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 3,723,474 shares of Common Stock(2)

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 3,723,474 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,723,474 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% as of the date of this filing based on 35,348,497 shares of Common Stock of the Issuer issued and outstanding as of May 2, 2005(2)

14.	Type of Reporting Person (See Instructions) CO; HC

(2) See Item 5(a) below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Multi-Strategy (Cayman), Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands exempted company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 3,723,474 shares of Common Stock(2)

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 3,723,474 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,723,474 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% as of the date of this filing based on 35,348,497 shares of Common Stock of the Issuer issued and outstanding as of May 2, 2005(2)

14.	Type of Reporting Person (See Instructions) CO; HC

(2) See Item 5(a) below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Multi-Strategy, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 3,723,474 shares of Common Stock(2)

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 3,723,474 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,723,474 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% as of the date of this filing based on 35,348,497 shares of Common Stock of the Issuer issued and outstanding as of May 2, 2005(2)

14.	Type of Reporting Person (See Instructions) OO; HC

(2) See Item 5(a) below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Sycamore Trading, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands exempted company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 3,723,474 shares of Common Stock(2)

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 3,723,474 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,723,474 shares of Common Stock(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9% as of the date of this filing based on 35,348,497 shares of Common Stock of the Issuer issued and outstanding as of May 2, 2005(2)

14.	Type of Reporting Person (See Instructions) CO; HC

(2) See Item 5(a) below.

Item 1.	Security and Issuer

Item 1 of the Statement is hereby amended and restated as follows:

The title and class of equity security to which this Amendment No. 1 to the Schedule 13D statement (as so amended, the “Statement”) relates is the common stock, par value $.001 per share (the “Common Stock”), of Genaissance Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), including certain shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock, par value $.001 per share, of the Issuer (the “Series A Preferred Stock”).  The Issuer’s principal executive offices are located at Five Science Park, New Haven, Connecticut 06511.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to include the following new paragraph at the end of Item 3:

In addition, the information set forth in Item 4 of this Statement is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by deleting the second, third and fourth paragraphs and adding the following new paragraphs after the first paragraph of Item 4:

RAM Trading entered into a Voting Agreement, dated as of June 20, 2005 (the “Voting Agreement”), with the Issuer and Clinical Data, Inc. contemporaneously with the execution of the Agreement and Plan of Merger, dated as of June 20, 2005 (the “Merger Agreement”), among Clinical Data, Safari Acquisition Corp. (“Safari”) and the Issuer.  A copy of the Voting Agreement is incorporated by reference as Exhibit 5 hereto.  The description of the Voting Agreement in this Item 4 is qualified in its entirety by reference to such Exhibit.

Pursuant to the Voting Agreement, RAM Trading has agreed that it will vote, with respect to all of the Series A Preferred Stock over which RAM Trading has sole voting power, and to use its best efforts to cause the vote of any other Series A Preferred Stock over which the Stockholder has joint voting power:

(a)                                  in favor of approving the Merger Agreement, the proposed merger of Safari with and into the Issuer, as a result of which the Issuer will become a wholly owned subsidiary of Clinical Data (the “Merger”) and each of the other transactions and other matters specifically contemplated by the Merger Agreement,

(b)                                 in favor of any proposal to adjourn any such meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of such meeting to approve the Merger Agreement,

(c)                                  against any action or agreement submitted for approval of the stockholders of the Issuer that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or of RAM Trading under the Voting Agreement and

(d)                                 except as otherwise agreed in writing by Clinical Data, against any action, agreement, transaction or proposal submitted for approval of the stockholders of the Issuer that would reasonably be expected to result in any of the conditions to the Issuer’s obligations under the Merger Agreement not being fulfilled or that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay or adversely affect the transactions contemplated by the Merger Agreement.

Clinical Data has agreed that Clincial Data will cause the Merger Agreement to provide that all of the shares of the Series A Preferred Stock owned by RAM Trading will convert into that number of shares of Series A Preferred Stock, $0.01 par value per share (the “Clinical Data Preferred Stock”), of Clinical Data calculated in accordance with the terms of Exhibit C to the Merger Agreement with such rights, preferences and privileges as set forth therein, and with such other rights, including registration rights as may be agreed upon by Clinical Data and RAM Trading.

In addition, RAM Trading has agreed not, directly or indirectly:

(a)                                  offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) or enter into any contract, option, derivative, hedging or other arrangement or understanding (including any profit-sharing arrangement) with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any or all of the Series A Preferred Stock or any interest therein (any of the foregoing, a “Transfer”), except to any affiliate of RAM Trading, provided that such affiliate agrees in writing to be bound by the terms of the Voting Agreement, or Transfers which occur by operation of law or with the Issuer’s prior written consent,

(b)                                 grant any proxies or powers of attorney (other than pursuant to the Voting Agreement or to an affiliate of RAM Trading that agrees in writing to be bound by the terms of the Voting Agreement) with respect to the Series A Preferred Stock, deposit any of the Series A Preferred Stock into a voting trust or enter into any other voting arrangement (other than with an affiliate of RAM Trading that agrees in writing to be bound by the terms of the Voting Agreement) or permit to exist any other Lien (as defined in the Voting Agreement) of any nature whatsoever with respect to the Series A Preferred Stock (other than such other Liens created by or arising under the Voting Agreement or existing by operation of law), or

(c)                                  commit or agree to take any of the foregoing actions.

The Voting Agreement will automatically terminate upon the earliest of: (a) the mutual consent of all the parties thereto, (b) the effective time of the Merger and (c) the date of termination of the Merger Agreement in accordance with its terms.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

The Reporting Persons may seek to acquire additional shares of Common Stock through open market purchases, privately negotiated transactions or other transactions on such terms and at such prices as the Reporting Persons may determine.  The Reporting Persons also reserve the right to dispose of the shares of Common Stock and Series A Preferred Stock that they have acquired or may acquire.

Item 5.	Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated as follows:

(a)                                  As of the date hereof, the Reporting Persons beneficially own an aggregate of 3,723,474 shares of Common Stock, or 9.99% of the total issued and outstanding shares of Common Stock.  Certain of those shares may be acquired upon conversion of shares of Series A Preferred Stock owned by the Reporting Persons into Common Stock.  The terms of the Series A Preferred Stock allow the Reporting Persons to convert each share of Series A Preferred Stock, from time to time and at any time, into 10 shares of Common Stock. However, pursuant to the terms of a letter agreement between the Issuer and the Reporting Persons, the Reporting Persons may not convert their shares of the Series A Preferred Stock into shares of Common Stock to the extent that after giving effect to such conversion, the Reporting Persons would “beneficially own” more than 9.99% of the Issuer’s outstanding Common Stock within the meaning of Rule 13d-1 under the Exchange Act (See also Item 6).  Pursuant to the Voting Agreement as described in Item 4 above, Clinical Data has agreed to cause the Merger Agreement to provide that all of the Series A Preferred Stock owned by RAM Trading to convert into that number of shares of Clinical Data Preferred Stock, as will be calculated in accordance with the terms of Exhibit C of the Merger Agreement.  The percentage beneficial ownership given in this paragraph was calculated based on 35,348,497 shares of Common Stock of the Issuer issued and outstanding as of May 2, 2005.  The information contained in Item 4 is incorporated herein by reference.

Item 5(b) is hereby amended and restated as follows:

(b)                                 By virtue of the relationship among the Reporting Persons, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the shares of Common Stock owned by the Reporting Persons.  As described in Item 4 above, RAM Trading has agreed to vote the Series A Preferred Stock which it has sole voting power in favor of the Merger Agreement and to use its best efforts to cause the Series A Preferred Stock over which RAM Trading has joint voting power to be voted in favor of the Merger Agreement.  The information contained in Items 4 and 5(a) are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to delete the final paragraph to Item 6 and to include the following new paragraphs at the end of Item 6:

On June 30, 2004, the Issuer issued the Common Warrant to Ritchie Long/Short Trading, Ltd., as described in Item 3.  The Common Warrant may be exercised, in whole but not in part, by Ritchie Long/Short Trading, Ltd. at any time prior to June 30, 2009.  The Common Warrant also provides that it may not be exercised by Ritchie Long/Short Trading, Ltd. for that number of shares of Common Stock that would result, after giving effect to such exercise, in Ritchie Long/Short Trading, Ltd. and its affiliates “beneficially owning” in excess of 9.99% of the Issuer’s outstanding Common Stock within the meaning of Rule 13d-1 under the Exchange Act.

As described in Item 5(a), the Reporting Persons have a letter agreement, effective as of June 29, 2004, with the Issuer that they will not convert their shares of Series A Preferred Stock into shares of Common Stock to the extent that after giving effect to such conversion, the Reporting Persons would “beneficially own” more than 9.99% of the Issuer’s outstanding Common Stock within the meaning of Rule 13d-1 under the Exchange Act.  A copy of that letter agreement is listed as Exhibit 5 to this Statement.

Other than the agreements described above and the Voting Agreement described above in response to Item 4 of this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons enumerated in Item 2 of this Statement, or between any such person and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

	Exhibit Number	Description

	1.	Joint Filing Agreement, dated as of June 30, 2005, by and among the Reporting Persons.

2.

Series A Preferred Stock Purchase Agreement, dated as of October 29, 2003, by and between the Issuer and RAM Trading (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated November 5, 2003).

3.

Registration Rights Agreement, dated as of October 29, 2003, by and between the Issuer and RAM Trading (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K dated November 5, 2003).

4.

Letter Agreement, effective as of June 29, 2004, between the Issuer and RAM Trading (incorporated herein by reference to Exhibit 4 to the Statement on Schedule 13 D filed by the Reporting Persons dated January 7, 2005).

	5.	Voting Agreement, dated as of June 20, 2005, among the Issuer, Clinical Data and RAM Trading.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 2005

RAM TRADING, LTD.

By:	Ritchie Capital Management, L.L.C., its
Investment Manager

	By:	/s/ Michael J. Allara*
		Name:	Michael J. Allara
		Title:	Attorney-in-fact

RITCHIE CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Michael J. Allara*
	Name:	Michael J. Allara
	Title:	Attorney-in-fact

RAM CAPITAL, L.L.C.

By:	Ritchie Capital Management, L.L.C., its
Managing Member

	By:	/s/ Michael J. Allara*
		Name:	Michael J. Allara
		Title:	Attorney-in-fact

RAM CAPITAL INVESTMENTS, LTD.

By:	Ritchie Capital Management, L.L.C., its
Investment Manager

	By:	/s/ Michael J. Allara*
		Name:	Michael J. Allara
		Title:	Attorney-in-fact

THR, INC.

By:	/s/ Michael J. Allara *
	Name:		Michael J. Allara
	Title:		Attorney-in-fact

/s/ A.R. Thane Ritchie
A.R. Thane Ritchie

RITCHIE CAPITAL MANAGEMENT, LTD.

By:	Ritchie Capital Management, L.L.C., its
Sub-Advisor

	By:	/s/ Michael J. Allara*
		Name:	Michael J. Allara
		Title:	Attorney-in-fact

RITCHIE LONG/SHORT TRADING, LTD.

By:	Ritchie Capital Management, L.L.C., its
Sub-Advisor

	By:	/s/ Michael J. Allara*
		Name:	Michael J. Allara
		Title:	Attorney-in-fact

RITCHIE LONG/SHORT (CAYMAN), LTD.

By:	Ritchie Capital Management, L.L.C., its
Sub-Advisor

	By:	/s/ Michael J. Allara*
		Name:	Michael J. Allara
		Title:	Attorney-in-fact

RITCHIE MULTI-STRATEGY TRADING, LTD.

By:	Ritchie Capital Management, L.L.C., its
Sub-Advisor

	By:	/s/ Michael J. Allara*
		Name:	Michael J. Allara
		Title:	Attorney-in-fact

RITCHIE MULTI-STRATEGY (CAYMAN), LTD.

By:	Ritchie Capital Management, L.L.C., its
Sub-Advisor

	By:	/s/ Michael J. Allara*
	Name:		Michael J. Allara
	Title:		Attorney-in-fact

RITCHIE MULTI-STRATEGY, L.L.C.

By: RAM Trading, Ltd., its
Sole Member

By:	Ritchie Capital Management, L.L.C., its
Investment Manager

	By:	/s/ Michael J. Allara*
		Name:	Michael J. Allara
		Title:	Attorney-in-fact

RITCHIE SYCAMORE TRADING, LTD.

By:	Ritchie Capital Management, L.L.C., its
Sub-Advisor

	By:	/s/ Michael J. Allara*
		Name:	Michael J. Allara
		Title:	Attorney-in-fact

* Michael J. Allara is signing on behalf of A.R. Thane Ritchie as attorney-in-fact pursuant to a power of attorney dated March 12, 2004 (filed as Exhibit 2 to the Reporting Persons’ Schedule 13G (Amendment No. 2) relating to the Issuer dated June 29, 2004), which is hereby incorporated by reference herein.

SCHEDULE A

RAM Trading, Ltd.

The name, title, present principal occupation or employment, residence or business address and citizenship of the directors of RAM Trading, Ltd. are set forth below.  There are no executive officers of RAM Trading, Ltd.

Name and Citizenship	Title at RAM Trading, Ltd.	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)

Bernard G. McGrath Ireland	Director	Chief Financial Officer Caledonian Bank and Trust Limited P.O. Box 1043GT Caledonian House, 69 Dr. Roy’s Drive George Town, Grand Cayman Cayman Islands (Bank)

David Walker Canada	Director	Managing Director Caledonian Bank and Trust Limited P.O. Box 1043GT Caledonian House, 69 Dr. Roy’s Drive George Town, Grand Cayman Cayman Islands (Bank)

Ritchie Capital Management, L.L.C.

The name, title, present principal occupation or employment, residence or business address and citizenship of the executive officers of Ritchie Capital Management, L.L.C. are set forth below.

Present Principal Occupation and
	Title at Ritchie Capital	Residence or Business Address
Name and Citizenship	Management, L.L.C.	(Principal Business of Employer)

A.R. Thane Ritchie	Chief Executive Officer	Chief Executive Officer
United States		Ritchie Capital Management, L.L.C.
2100 Enterprise Avenue
Geneva, Illinois 60134

John T. Hunt	Chairman	Chairman
United States		Ritchie Capital Management, L.L.C.
2100 Enterprise Avenue
Geneva, Illinois 60134

Duncan Goldie-Morrison	President	President
United Kingdom		Ritchie Capital Management, L.L.C.
2100 Enterprise Avenue
Geneva, Illinois 60134

RAM Capital, L.L.C.

There are no directors or executive officers of RAM Capital, L.L.C.  Ritchie Capital Management, L.L.C. is the Managing Member of RAM Capital, L.L.C.

RAM Capital Investments, Ltd.

The name, title, present principal occupation or employment, residence or business address and citizenship of the directors of RAM Capital Investments, Ltd. are set forth below.  There are no executive officers of RAM Capital Investments, Ltd.

Present Principal Occupation and
Residence or Business Address
Name and Citizenship	Title at RAM Capital Investments, Ltd.	(Principal Business of Employer)

Bernard G. McGrath	Director	Chief Financial Officer
Ireland		Caledonian Bank and Trust Limited
P.O. Box 1043GT
Caledonian House, 69 Dr. Roy’s Drive
George Town, Grand Cayman
Cayman Islands
(Bank)

Vijayabalan Murugesu	Director	Assistant Managing Director
Malaysia		Caledonian Bank and Trust Limited
P.O. Box 1043GT
Caledonian House, 69 Dr. Roy’s Drive
George Town, Grand Cayman
Cayman Islands
(Bank)

David Walker	Director	Managing Director
Canada		Caledonian Bank and Trust Limited
P.O. Box 1043GT
Caledonian House, 69 Dr. Roy’s Drive
George Town, Grand Cayman
Cayman Islands
(Bank)

THR, Inc.

The name, title, present principal occupation or employment, residence or business address and citizenship of the director of THR, Inc. are set forth below.  There are no executive officers of THR, Inc.

Present Principal Occupation and
Residence or Business Address
Name and Citizenship	Title at THR, Inc.	(Principal Business of Employer)

A.R. Thane Ritchie	Director	Chief Executive Officer
United States		Ritchie Capital Management, L.L.C.
2100 Enterprise Avenue
Geneva, Illinois 60134

Ritchie Capital Management, Ltd.

The name, title, present principal occupation or employment, residence or business address and citizenship of the director of Ritchie Capital Management, Ltd. are set forth below.  There are no executive officers of Ritchie Capital Management, Ltd.

Present Principal Occupation and
	Title at Ritchie Capital	Residence or Business Address
Name and Citizenship	Management, Ltd.	(Principal Business of Employer)

Don Seymour	Director	Managing Director
Cayman Islands		dms Management, Ltd.
Cayman Financial Centre, 2nd Floor
Dr. Roy’s Drive
George Town, Grand Cayman
Cayman Islands
(Management company providing independent directors, distressed fund advisory services and offshore business solutions)

David Bree	Director	Director
United States		dms Management, Ltd.
Cayman Financial Centre, 2nd Floor
Dr. Roy’s Drive
George Town, Grand Cayman
Cayman Islands
(Management company providing independent directors, distressed fund advisory services and offshore business solutions)

Ritchie Long/Short Trading, Ltd.

The name, title, present principal occupation or employment, residence or business address and citizenship of the directors of Ritchie Long/Short Trading, Ltd. are set forth below.  There are no executive officers of Ritchie Long/Short Trading, Ltd.

Present Principal Occupation and
	Title at Ritchie Long/	Residence or Business Address
Name and Citizenship	Short Trading, Ltd.	(Principal Business of Employer)

Dwight Dubé	Director	Vice President
Canada		Maples Finance
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands
(Fiduciary, accounting and fund administration services)

Scott Somerville	Director	Senior Vice President
Canada		Maples Finance
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands
(Fiduciary, accounting and fund administration services)

Ritchie Long/Short (Cayman), Ltd.

The name, title, present principal occupation or employment, residence or business address and citizenship of the directors of Ritchie Long/Short (Cayman), Ltd. are set forth below.  There are no executive officers of Ritchie Long/Short (Cayman), Ltd.

Present Principal Occupation and
	Title at Ritchie Long/	Residence or Business Address
Name and Citizenship	Short (Cayman), Ltd.	(Principal Business of Employer)

Dwight Dubé	Director	Vice President
Canada		Maples Finance
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands
(Fiduciary, accounting and fund administration services)

Scott Somerville	Director	Senior Vice President
Canada		Maples Finance
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands
(Fiduciary, accounting and fund administration services)

Ritchie Multi-Strategy Trading, Ltd.

The name, title, present principal occupation or employment, residence or business address and citizenship of the directors of Ritchie Multi-Strategy Trading, Ltd. are set forth below.  There are no executive officers of Ritchie Multi-Strategy Trading, Ltd.

Present Principal Occupation and
	Title at Ritchie Multi-	Residence or Business Address
Name and Citizenship	Strategy Trading, Ltd.	(Principal Business of Employer)

Martin Couch	Director	Senior Vice President
United Kingdom		Maples Finance
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands
(Fiduciary, accounting and fund administration services)

David Lashbrook	Director	Vice President
United Kingdom		Maples Finance
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands
(Fiduciary, accounting and fund administration services)

Ritchie Multi-Strategy (Cayman), Ltd.

The name, title, present principal occupation or employment, residence or business address and citizenship of the directors of Ritchie Multi-Strategy (Cayman), Ltd. are set forth below.  There are no executive officers of Ritchie Multi-Strategy (Cayman), Ltd.

Present Principal Occupation and
	Title at Ritchie Multi-	Residence or Business Address
Name and Citizenship	Strategy (Cayman), Ltd.	(Principal Business of Employer)

Martin Couch	Director	Senior Vice President
United Kingdom		Maples Finance
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands
(Fiduciary, accounting and fund administration services)

David Lashbrook	Director	Vice President
United Kingdom		Maples Finance
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands
(Fiduciary, accounting and fund administration services)

Ritchie Multi-Strategy, L.L.C.

There are no directors or executive officers of Ritchie Multi-Strategy, L.L.C.  RAM Trading, Ltd. is the Sole Member of Ritchie Multi-Strategy, L.L.C.

Ritchie Sycamore Trading, Ltd.

The name, title, present principal occupation or employment, residence or business address and citizenship of the directors of Ritchie Sycamore Trading, Ltd. are set forth below.  There are no executive officers of Ritchie Sycamore Trading, Ltd.

Present Principal Occupation and
	Title at Ritchie	Residence or Business Address
Name and Citizenship	Sycamore Trading, Ltd.	(Principal Business of Employer)

Dwight Dubé	Director	Vice President
Canada		Maples Finance
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands
(Fiduciary, accounting and fund administration services)

Scott Somerville	Director	Senior Vice President
Canada		Maples Finance
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands
(Fiduciary, accounting and fund administration services)